December 2, 2019

BVF Partners, LP
44 Montgomery Street, 40th Floor
San Francisco, California 94104
Attn: Matthew Perry

Re: December 2019 Rights Offering

Dear Mr. Perry:

Pursuant to that certain Investment Agreement, dated as of November 19, 2019, by and among XOMA Corporation, a Delaware Corporation (the "*Company*") and Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P., Biotechnology Value Trading Fund OS, L.P. and MSI BVF SPV, L.L.C. (collectively, "*BVF*") (such agreement, the "*Agreement*"), BVF agreed to purchase, at the Common Exercise Price (as defined in the Agreement) or the Preferred Exercise Price (as defined in the Agreement), as applicable, upon expiration of the Rights Offering (as defined in the Agreement), shares of the Company's common stock (the "*Common Stock*") or preferred stock (the "*Preferred Stock*"), as applicable, having an aggregate value equal to the value of all of the Offered Shares (as defined in the Agreement) that are not purchased pursuant to the exercise of Rights (as defined in the Agreement) (including any exercise of Rights by BVF) in the Rights Offering (the "*Backstop Shares*").

Notwithstanding the terms and conditions of the Agreement and the Rights Offering, BVF hereby agrees that the sum amount of Offered Shares and Backstop Shares purchased by it will be automatically reduced if necessary such that the aggregate amount of Backstop Shares purchased and Offered Shares purchased (by BVF together with all other parties) pursuant to the exercise of Rights in the the Rights Offering will not exceed 1,000,000 shares of Common Stock or an equivalent number of shares of series Z preferred stock.

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Sincerely,

XOMA CORPORATION



By: _____

Name: James Neal

Title: Chief Executive Officer

AGREED AND ACCEPTED:

BIOTECHNOLOGY VALUE FUND, L.P.

By: BVF Partners L.P.,
         General Partner

By: BVF, Inc.
         General Partner

By: _____

Name: Mark Lampert

Title: President

BIOTECHNOLOGY VALUE FUND II, L.P.

By: BVF Partners L.P.,
         General Partner

By: BVF, Inc.
         General Partner

By: _____

Name: Mark Lampert

Title: President

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.

By: BVF Partners OS, Ltd.,
         General Partner

Sincerely,

XOMA CORPORATION

By:

Name: James Neal

Title: Chief Executive Officer

AGREED AND ACCEPTED:

BIOTECHNOLOGY VALUE FUND, L.P.

By: BVF Partners L.P.,
           General Partner

By: BVF, Inc.
           General Partner

By:

Name: Mark Lampert

Title: President

BIOTECHNOLOGY VALUE FUND II, L.P.

By: BVF Partners L.P.,
           General Partner

By: BVF, Inc.
           General Partner

By:

Name: Mark Lampert

Title: President

**BIOTECHNOLOGY VALUE TRADING
FUND OS, L.P.**

By: BVF Partners OS, Ltd.,
           General Partner

By: BVF Partners L.P.
Sole Member

By: BVF, Inc.
General Partner

By: _____

Name: Mark Lampert

Title: President

MSI BVF SPV, L.L.C.

By: BVF Partners L.P.,
        Attorney-in-fact

By: BVF, Inc.
        General Partner

By: _____

Name: Mark Lampert

Title: President